UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number: 001-42210

Reitar Logtech Holdings Limited

(Translation of registrant’s name into English)

c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 10, 2026, Reitar Logtech Holdings Limited (the “Company” or “Reitar”) received a Staff Delisting Determination Letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, because the closing bid price of its securities had remained at $0.10 or below for 10 consecutive trading days from August 25, 2026 to September 9, 2026, Nasdaq had determined to delist the Company’s securities from The Nasdaq Capital Market (the “Delisting Determination”).

Trading in the Company’s securities will be suspended at the opening of business on September 17, 2026. Unless the Company timely requests a hearing pursuant to Nasdaq Listing Rule 5815, Nasdaq will file a Form 25-NSE with the U.S. Securities and Exchange Commission to remove the Company’s securities from listing and registration on The Nasdaq Stock Market in accordance with Nasdaq Listing Rule 5830.

The Company has submitted a hearing request form to the Nasdaq Hearings Department to appeal the delisting determination. The hearing request must be received by the Nasdaq Hearings Department no later than 4:00 p.m. Eastern Time on September 17, 2026. A timely request will not stay the trading suspension of the Company’s securities. There can be no assurance that the Company’s request will be successful.

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections, and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Reitar’s expectations with respect to the appeal of the Delisting Determination, the timing and outcome of any hearing before the Nasdaq Hearings Panel, any further review by the Nasdaq Listing and Hearing Review Council, if applicable, and Reitar’s ability to regain compliance with the applicable Nasdaq Listing Rules within any period that may be granted by Nasdaq. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from the expected results. Most of these factors are outside Reitar’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to, risks related to the appeal process, the outcome of any hearing or further review by Nasdaq, Reitar’s ability to regain compliance with the applicable Nasdaq Listing Rules, and the timing of any suspension in trading of Reitar’s Class A ordinary shares or the filing of a Form 25-NSE by Nasdaq, as well as the risks and uncertainties set forth under “Risk Factors” in Reitar’s filings with the SEC. Reitar cautions that the foregoing list of factors is not exclusive. There can be no assurance that Reitar will prevail in any appeal, that Nasdaq will grant any additional period to regain compliance, or that Reitar will be able to regain compliance with the applicable Nasdaq Listing Rules. Reitar cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Reitar does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

On September 16, 2026, the Company issued a press release regarding the Delisting Determination. A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including all exhibits hereto, is incorporated by reference into the registration statements on Form F-3, as amended (File No. 333-291836), of the Company and shall be deemed a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by subsequently filed or furnished documents or reports.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Reitar Announces Nasdaq Delisting Determination

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reitar Logtech Holdings Limited

	By:	/s/ Kin Chung Chan
	Name:	Kin Chung Chan
	Title:	Director, Chairman and Chief Executive Officer

Date: September 16, 2026

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